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                                 PARANET, INC.
                            1776 YORKTOWN, SUITE 300
                              HOUSTON, TEXAS 77056


                                                                 October 2, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:   Application for Withdrawal of Registration Statement on Form S-1
             (Registration No. 333-21517) of Paranet, Inc.

Gentlemen:

        Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Paranet, Inc. (the "Company") hereby requests that its Registration Statement on Form S-1 (Registration No. 333-21517), originally filed with the Securities and Exchange Commission on February 10, 1997, be withdrawn. This application for withdrawal of such Registration Statement is being made because the Company has sold substantially all of its assets to a subsidiary of Sprint Corporation, and it no longer intends to proceed with the offering of its common stock.

        We would appreciate receiving the Commission's consent to the withdrawal of the Registration Statement at your earliest convenience.

        Please direct any inquiries you may have regarding the withdrawal of such Registration Statement to Louise A. Shearer (713/229-1286) or Shanna D. Jones (713/229-1393) of Baker & Botts, L.L.P., counsel to the Company, One Shell Plaza, 910 Louisiana, Houston, Texas 77002.


                                       Very truly yours,

                                       PARANET, INC.


                                       By:  /s/ JEFF WARREN
                                          -------------------------------------
                                                Jeffrey G. Warren
                                                Director of Finance

cc:      Louise A. Shearer
         Baker & Botts, L.L.P.

         Peggy A. Fisher, Mail Stop 3-11
         Steven A. Behar, Mail Stop 3-11
         Securities and Exchange Commission

         S. Michael Dunn
         Brobeck, Phleger & Harrison LLP